UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Sturm, Ruger & Company, Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
864159108
(CUSIP Number)
December 31, 2016
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 864159108

1	Name of Reporting Person: Abdiel Qualified Master Fund LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 538,173 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 538,173 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 538,173 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9% **
12		TYPE OF REPORTING PERSON PN

* As of December 31, 2016
** Based on 18,688,511 shares of Common Stock outstanding, which is based on 18,971,854 shares outstanding as of October 31, 2016 reported in the Issuer's Report on Form 10-Q for the period ended October 1, 2016 filed with the Securities and Exchange Commission on November 1, 2016, less 283,343 shares reported in the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2017 as having been repurchased by the Issuer during the fourth quarter of 2016.

CUSIP No. 864159108

1	Names of Reporting Person: Abdiel Capital LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,663 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,663 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 20,663 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% **
12		TYPE OF REPORTING PERSON PN

* As of December 31, 2016
** Based on 18,688,511 shares of Common Stock outstanding, which is based on 18,971,854 shares outstanding as of October 31, 2016 reported in the Issuer's Report on Form 10-Q for the period ended October 1, 2016 filed with the Securities and Exchange Commission on November 1, 2016, less 283,343 shares reported in the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2017 as having been repurchased by the Issuer during the fourth quarter of 2016.

CUSIP No. 864159108

1	Names of Reporting Person: Abdiel Capital Management, LLC I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 558,836 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 558,836 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 558,836 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% **
12		TYPE OF REPORTING PERSON OO

* As of December 31, 2016 and consisting of  538,173 shares of Common Stock held by Abdiel Qualified Master Fund LP and 20,663 shares of Common Stock held by Abdiel Capital LP.
** Based on 18,688,511 shares of Common Stock outstanding, which is based on 18,971,854 shares outstanding as of October 31, 2016 reported in the Issuer's Report on Form 10-Q for the period ended October 1, 2016 filed with the Securities and Exchange Commission on November 1, 2016, less 283,343 shares reported in the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2017 as having been repurchased by the Issuer during the fourth quarter of 2016.

CUSIP No. 864159108

1	Names of Reporting Person: Abdiel Capital Advisors, LP I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 558,836 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 558,836 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 558,836 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% **
12		TYPE OF REPORTING PERSON PN, IA

* As of December 31, 2016 and consisting of  538,173 shares of Common Stock held by Abdiel Qualified Master Fund LP and 20,663 shares of Common Stock held by Abdiel Capital LP.
** Based on 18,688,511 shares of Common Stock outstanding, which is based on 18,971,854 shares outstanding as of October 31, 2016 reported in the Issuer's Report on Form 10-Q for the period ended October 1, 2016 filed with the Securities and Exchange Commission on November 1, 2016, less 283,343 shares reported in the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2017 as having been repurchased by the Issuer during the fourth quarter of 2016.

CUSIP No. 864159108

1	Names of Reporting Person: Colin T. Moran I.R.S. Identification No. of above Person (entities only) (voluntary)
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC USE ONLY
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 558,836 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 558,836 *
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 558,836 *
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% **
12		TYPE OF REPORTING PERSON IN

 * As of December 31, 2016 and consisting of  538,173 shares of Common Stock held by Abdiel Qualified Master Fund LP and 20,663 shares of Common Stock held by Abdiel Capital LP.

** Based on 18,688,511 shares of Common Stock outstanding, which is based on 18,971,854 shares outstanding as of October 31, 2016 reported in the Issuer's Report on Form 10-Q for the period ended October 1, 2016 filed with the Securities and Exchange Commission on November 1, 2016, less 283,343 shares reported in the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2017 as having been repurchased by the Issuer during the fourth quarter of 2016.

CUSIP No. 864159108

SCHEDULE 13G AMENDMENT NO. 2 (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on April 22, 2015 and Amendment No. 1 thereto filed on February 11, 2016 (as so amended, the "Schedule 13G").  Terms defined in the Schedule 13G are used herein as so defined.
The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4
Ownership:

(a) through (c):

The information requested herein is incorporated by reference to the cover pages to this Amendment No. 2 to Schedule 13G .

Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund LP and Abdiel Capital LP.  Colin T. Moran serves as managing member of  Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following:  [X]

CUSIP No. 864159108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 24, 2017

ABDIEL QUALIFIED MASTER FUND LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL LP
By:	Abdiel Capital Management, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL MANAGEMENT, LLC
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
ABDIEL CAPITAL ADVISORS, LP
By:	Abdiel Capital Partners, LLC, its General Partner
By:	/s/ Colin T. Moran
Colin T. Moran, Managing Member
COLIN T. MORAN
By:	/s/ Colin T. Moran
Colin T. Moran, Individually